Exhibit 23






                          Independent Auditors' Consent

The Unitholders of Regency Centers, L.P. and the Board of Directors of Regency Centers Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-58966) on Form S-3 of Regency Centers, L.P., of our report dated January 31, 2003, with respect to the consolidated balance sheets of Regency Centers, L.P. as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in partners' capital, and cash flows for each of the years in the three-year period ended December 31, 2002, and the related financial statement schedules, which reports appear in the December 31, 2002, annual report on Form 10-K of Regency Centers, L.P.

/s/ KPMG LLP


Jacksonville, Florida
March 31, 2003